September 26, 2005


Via facsimile 214.746.7777 and U.S. Mail

D. Gilbert Friedlander, Esq.
Michael A. Saslaw, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201-6950

	Re: 	7-Eleven, Inc.
		Schedule 14D-9 filed on September 19, 2005
		Schedule 14D-9\A filed on September 22, 2005
		SEC File No. 5-17916

Ladies and Gentlemen:

	We have reviewed the above-captioned filings, and have the following comments.

General

1. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing the Greehill opinion and attaching any written analyses or presentation materials used in issuing their advisory services to the Special Committee. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

2. The Schedule 14D-9 identifies not less than five employment agreements that entitle certain executives to payments in the event 7-Eleven is determined to "go private." The description does not, however, adequately disclose the rationale for adopting the employment agreements, especially in view of the fact the payment terms become operative when a change of control occurs. 7-Eleven should affirmatively disclose how security holders might benefit from the existence of these agreements, and specifically address whether or not it adopted these agreements to serve as an anti-takeover device. Security holders need to understand whether or not an actual or potential conflict of interest may exist as a result of the agreements. Refer to Item 3 of Schedule 14D-9 and
Item 1005(d) of Regulation M-A.

Item 4. The Solicitation or Recommendation

3. The disclosure in this section refers to a variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why an unfavorable recommendation is being made. Please revise this section to expressly state reasons that in fact support of the Board`s decision to recommend that the security holders reject the offer.

4. Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. 7-Eleven must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the reasons that are anticipated to be offered in support of their recommendation to reject the offer.

Closing Comments

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

 	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please amend your document in response to these comments.
You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at 202.551.3266. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to the following ZIP code: 20549-0303.

						Sincerely,


						Nicholas P. Panos
						Special Counsel,
						Office of Mergers & Acquisitions